Contact

www.linkedin.com/in/ryanfreiden (LinkedIn)

Top Skills

Marketing Strategy
Product Management
Product Development

Certifications

GCP for Clinical Investigations of Devices
The TENN Accelerator
Start Co Accelerator
HealthBox Accelerator

Ryan Freiden

COO @ DermaSensor | Innovative Technology Executive | Lean Growth Master | Early-Stage Investor | Oxford Comma Supporter
Orlando, Florida, United States

Summary

Ryan has over 20 years of experience founding and scaling companies in consumer goods, healthcare, and enterprise technologies.

Experience

DermaSensor Inc.

9 years 7 months

COO
January 2022 - Present (4 years 7 months)
Miami, Florida, United States

VP of Operations and Product
January 2017 - January 2022 (5 years 1 month)
Miami/Fort Lauderdale Area

WasteX

Chief Operations Officer
April 2015 - January 2017 (1 year 10 months)
Orlando, FL

Early-stage company development for unique medical waste collection systems via mail; fundraising, conceptualized company vision, branding, operations, government relations and licensing
Innovated new product solutions to meet customer demands and industry problems
Curated and manage operations, sales procedures, marketing channels, employee growth, & recruitment
Innovated industry leading marketing strategies and partnerships against $1B+ competitors for over 3,000 cities nationwide

LendMed

Founder
January 2015 - December 2016 (2 years)

Memphis, Tennessee Orlando, FL

Early-stage company development for acute-care supply chain solution; creator of branding, marketing, and publications

Directed customer discovery, innovations, and sourcing to market-ready product for web and kiosk-based technology

Experimentation and execution of marketing and sales tactics to acute care networks and corporations

Strategized pilot programs and negotiations with provider systems and strategic partnerships

Masoma Group LLC
President
2011 - December 2015 (4 years)

Growth of ~$4MM AAGR in operations of 3 proprietary recycling and reclamation facilities and 30+ employees

Lead innovation teams and facilities to refine and repurpose industry waste materials into various new products

Developed and built relationships with national industry leaders of manufacturing, retail, and waste collection

Architect and design proprietary software solutions for management of over 30 nationwide partners

Essex Management Group
Cofounder & Chief Technology Officer
2012 - December 2013 (1 year)

Designer of a autonomous video communication solutions via web, using peer-to-peer solutions to increase speeds; integrating unique billing models and scheduling solutions to assists clients increase profitability.

LUCI, Inc
COO
January 2007 - December 2013 (7 years)

Channel development; 5% CR e-commerce website and 10,000+ affiliates; nationwide television and media campaigns

Directed nationwide employees, 4 retail locations, international warehouses, sales teams, and call centers

Manage global manufacturing from design concept to production and overseas sterile manufacturing and logistics

Establishment of strategic partnerships for distribution, retail placements, and bespoke solutions for hotels, casinos, & retailers

XOXUX Industries LLC
President & Co-Founder
2009 - 2011 (2 years)

Sourced global manufacturers, with focus in Asia, for manufacturing consumer products

Lead market research to develop sales channels including e-commerce and direct to retail and product line expansion

Managed global manufacturing, logistics, and importing of product lines

Undisclosed
Head Video Technology
2007 - 2009 (2 years)

Coordinated and directed 20 employees on using specialized systems, monitored work submissions, and interdepartmental development with programming and marketing departments on implementing technology

Evaluated, developed, and implemented large scale automated servers systems; managing a $500k budget

MyCyty.com
Technology & Operations Director
2005 - 2008 (3 years)
Memphis, TN

A unique (at the time) social event platform powered by a team of data specialists and autonomous bots scouring the web for a wealth of directory information.

Battage Group
President & Owner
2003 - 2007 (4 years)

Created a complex network of marketing representatives, at over 150 college campuses across the country

Architected promotional budgets for clients, managed vendor and client negotiations for projects averaging $100k+

Lead representative recruitment, planned training procedures, and coordinated over 300 active representatives nationwide

KAMP Radio
2 years

Director of Marketing
2005 - 2006 (1 year)

Provided a strong growth strategy for the company accomplishing revenue growth, B2B networking, new customer discovery programs, internal partnerships, and brand management .

Director of Engineering
2004 - 2005 (1 year)
Tucson, Arizona

Oversee the construction and planning of new facilities and maintained standards for operational equipment.

Education

University of Arizona

Bachelor of Science (B.S.), Business Administration, Management and Operations · (2003 - 2007)

University of Tennessee-Knoxville

Design and Visual Communications, General · (2007 - 2009)